Exhibit (a)(5)(G)

July 29, 2013

Board of Directors

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, PA 15108

Dear Board of Directors:

We understand that Integrated Mission Solutions, LLC (the “Acquiror”), Project Steel Merger Sub, Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and Michael Baker Corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Sub will commence a tender offer for all of the shares of the outstanding common stock, par value $1.00 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $40.50 per share in cash (the “Consideration”), and (b) subsequent to consummation of the Offer, the Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger (other than any shares as to which the holder thereof has properly exercised appraisal rights and shares owned by the Acquiror, the Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries) will be converted into the right to receive the Consideration and (ii) the Company will become the surviving corporation.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	draft dated July 29, 2013 of the Agreement and Plan of Merger by and among the Company, the Acquiror and the Sub (the “Agreement”); and

b.	draft dated July 28, 2013 of the Facilitation Agreement, to be entered into by and among the Company, the Acquiror, the Sub and Thomas J. Campbell (the “Facilitation Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to

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the Company for the years ended 2013 through 2017 (the “Projections”) and estimates prepared by or discussed with the management of the Company relating to the value of the Company’s net operating loss carryforwards (the “NOL Valuation”) and certain land rights of the Company (the “Land Valuation”);

4.	spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters, including the reasons behind your determination not to pursue the Alternative Proposals (as defined below);

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices for the Company Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections (and adjustments thereto) have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial results and condition of the Company, and we express no opinion with respect to the Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have relied upon and assumed, without independent verification, the assessments of the management of the Company regarding the NOL Valuation and the Land Valuation.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable Pennsylvania law as referenced in the paragraph below, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect that would be material to our analyses or this Opinion from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. You have informed us that the Company has received proposals to acquire the Company from parties other than the Acquiror (the “Alternative Proposals”), including one proposal at a price per share of Company Common Stock higher than the Consideration, that the Board has determined, after consultation with its legal advisors and based on the considerations set forth in the Board’s resolutions (other than any factors described therein relating to the work of Houlihan Lokey) authorizing, and in connection with authorizing, the Agreement, that it is in the best interests of the Company and consistent with the fiduciary duties of the Board under Pennsylvania law for the Company to enter into the Agreement with the Acquiror and not to further pursue or enter into any definitive agreement with respect to any such Alternative Proposal, and that the Board has directed us to disregard the existence and terms of the Alternative Proposals in connection with this Opinion (the foregoing sentence, the “Board’s Instruction”).

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to the Company and DC Capital Partners, LLC, an affiliate of the Acquiror, or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with DC Capital Partners, LLC (collectively, “DC Capital”), for which Houlihan Lokey and such affiliates have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, DC Capital, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, DC Capital, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction and not to pursue the Alternative Proposals, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including any terms or aspects of the Facilitation Agreement to be entered into in connection with the Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if any only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, including the Alternative Proposals, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction or otherwise. All of the foregoing matters in this paragraph, together with all other assumptions, directions and limitations described herein, including the Board’s Instruction, are referred to as the “Opinion Assumptions.” The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, including, without limitation, the Opinion Assumptions, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.